SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 April 2023

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 99.2 99.3 99.4 99.5 99.6 99.7 99.8 99.9 99.10 99.11
Transaction in Own Shares dated 11 April 2023
Transaction in Own Shares dated 12 April 2023
Transaction in Own Shares dated 13 April 2023
Transaction in Own Shares dated 14 April 2023
Transaction in Own Shares dated 17 April 2023
Transaction in Own Shares dated 18 April 2023
Holdings in Company 18 April 2023
Transaction in Own Shares dated 19 April 2023
Holdings in Company 19 April 2023
Transaction in Own Shares dated 20 April 2023
Transaction in Own Shares dated 21 April 2023

Exhibit No: 99.1

11 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	06 April 2023

Aggregate number of ordinary shares purchased:	217,153

Lowest price paid per share:	£ 52.6400

Highest price paid per share:	£ 53.3800

Average price paid per share:	£ 53.2040

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 174,314,642 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7056V_1-2023-4-6.pdf

Exhibit No: 99.2

12 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 11 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	11 April 2023

Aggregate number of ordinary shares purchased:	235,434

Lowest price paid per share:	£ 53.6800

Highest price paid per share:	£ 54.3800

Average price paid per share:	£ 54.0182

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 174,079,208 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8880V_1-2023-4-11.pdf

Exhibit No: 99.3

13 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 12 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	12 April 2023

Aggregate number of ordinary shares purchased:	241,207

Lowest price paid per share:	£ 53.9800

Highest price paid per share:	£ 54.6000

Average price paid per share:	£ 54.2844

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 173,838,001 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0391W_1-2023-4-12.pdf

Exhibit No: 99.4

14 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	13 April 2023

Aggregate number of ordinary shares purchased:	224,921

Lowest price paid per share:	£ 53.8800

Highest price paid per share:	£ 54.5800

Average price paid per share:	£ 54.3366

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 173,613,080 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1906W_1-2023-4-13.pdf

Exhibit No: 99.5

17 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	14 April 2023

Aggregate number of ordinary shares purchased:	236,772

Lowest price paid per share:	£ 54.2400

Highest price paid per share:	£ 55.0200

Average price paid per share:	£ 54.7425
The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 173,376,308 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3378W_1-2023-4-14.pdf

Exhibit No: 99.6

18 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	17 April 2023

Aggregate number of ordinary shares purchased:	234,827

Lowest price paid per share:	£ 54.9400

Highest price paid per share:	£ 55.8200

Average price paid per share:	£ 55.4097

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 173,141,481 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5012W_1-2023-4-17.pdf

Exhibit No: 99.7

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BHJYC057

Issuer Name
INTERCONTINENTAL HOTELS GROUP PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Royal Bank of Canada PH

City of registered office (if applicable)

Country of registered office (if applicable)
CA

4. Details of the shareholder

Name	City of registered office	Country of registered office
Royal Trust Corporation of Canada	Toronto	Canada
RBC Phillips, Hager & North Investment Counsel Inc.	Toronto	Canada
RBC Private Counsel (USA) Inc.	Toronto	Canada
RBC Global Asset Management Inc.	Toronto	Canada

5. Date on which the threshold was crossed or reached

13-Apr-2023

6. Date on which Issuer notified

17-Apr-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	6.003424	0.000000	6.003424	10502678
Position of previous notification (if applicable)	5.020000	0.000000	5.020000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BHJYC057	10393901		5.941246
US45857P8068	108777		0.062178
Sub Total 8.A	10502678		6.003424%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Royal Bank of Canada	RBC Global Asset Management Inc.	5.928212		5.928212%
Royal Bank of Canada	RBC Phillips, Hager & North Investment Counsel Inc.
Royal Bank of Canada	RBC Private Counsel (USA) Inc.
Royal Bank of Canada	Royal Trust Corporation of Canada
Royal Bank of Canada		6.003424		6.003424%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

13. Place Of Completion

Toronto, Ontario, Canada

Exhibit No: 99.8

19 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 18 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	18 April 2023

Aggregate number of ordinary shares purchased:	233,169

Lowest price paid per share:	£ 55.4400

Highest price paid per share:	£ 56.4200

Average price paid per share:	£ 55.8897

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 172,908,312 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6637W_1-2023-4-18.pdf

Exhibit No: 99.9

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BHJYC057

Issuer Name
INTERCONTINENTAL HOTELS GROUP PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Royal Bank of Canada PH

City of registered office (if applicable)

Country of registered office (if applicable)
CA

4. Details of the shareholder

Name	City of registered office	Country of registered office
RBC Global Asset Management Inc.	Toronto	Canada
RBC Private Counsel (USA) Inc.	Toronto	Canada
RBC Phillips, Hager & North Investment Counsel Inc.	Toronto	Canada
Royal Trust Corporation of Canada	Toronto	Canada

5. Date on which the threshold was crossed or reached

13-Apr-2023

6. Date on which Issuer notified

17-Apr-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	6.049474	0.000000	6.049474	10502678
Position of previous notification (if applicable)	5.020000	0.000000	5.020000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BHJYC057	10393901		5.986819
US45857P8068	108777		0.062655
Sub Total 8.A	10502678		6.049474%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Royal Bank of Canada	RBC Global Asset Management Inc.	5.957734		5.957734%
Royal Bank of Canada	RBC Phillips, Hager & North Investment Counsel Inc.
Royal Bank of Canada	RBC Private Counsel (USA) Inc.
Royal Bank of Canada	Royal Trust Corporation of Canada
Royal Bank of Canada		6.049474		6.049474%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

This TR-1 filing is being made to correct the initial TR-1 filing that was made on 17/04/2023.

12. Date of Completion

17-Apr-2023

13. Place Of Completion

Toronto, Ontario, Canada

Exhibit No: 99.10

20 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 19 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International (" GSI ") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the " Purchase "). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023

Date of purchase:	19 April 2023

Aggregate number of ordinary shares purchased:	244,999

Lowest price paid per share:	£ 56.1400

Highest price paid per share:	£ 56.6200

Average price paid per share:	£ 56.4409

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 172,663,313 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8281W_1-2023-4-19.pdf

Exhibit No: 99.11

21 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	20 April 2023

Aggregate number of ordinary shares purchased:	248,573

Lowest price paid per share:	£ 55.3600

Highest price paid per share:	£ 55.9600

Average price paid per share:	£ 55.7018

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 172,414,740 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9818W_1-2023-4-20.pdf

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 April 2023